AB 3/1

BB 2/22*



8-66139

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~65175~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 9/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NUMIS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 FIFTH AVENUE, 13TH FLOOR
(No. and Street)

NEW YORK, NY 10003-1005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILL ROBINS 646-205-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLC
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE NEW YORK, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/1

OATH OR AFFIRMATION

I, WILL ROBINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NUMIS SECURITIES, INC., as of SEPTEMBER 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

X CEO
Title

Notary Public

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Numis Securities, Inc.

Statement of Financial Condition
September 30, 2006


SEC MAIL PROCESSING
RECEIVED
JAN 3 0 2007
WASH, D.C. 190 SECTION

Numis Securities, Inc.
Index
September 30, 2006

Page(s)



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder and Board of Directors of
Numis Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Numis Securities, Inc. at September 30, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As described in Note 4 to this financial statement, the Company has been provided with a letter from its ultimate parent, Numis Corporation Plc., whereby the Company will receive an aggregate of $5,000,000 should it need such amounts to meet regulatory requirements or obligations to vendors, employees, other securities dealers or other parties, for a period of up to one year through January 27, 2008.

PricewaterhouseCoopers LLP

January 24, 2007

Numis Securities, Inc.
Statement of Financial Condition
September 30, 2006

Assets	
Cash	$ 700,544
Receivables from and deposits with broker	725,418
Fixed assets, net of accumulated depreciation and amortization	167,602
Prepaid expenses and other	119,735
	$ 1,713,299
Liabilities and Stockholder's Equity	
Payable to Parent	$ 296,958
Accounts payable and accrued expenses	862,117
	1,159,075
Stockholder's equity	554,224
	$ 1,713,299

The accompanying notes are an integral part of this financial statement.

1. Description of Business

Numis Securities, Inc. (the "Company"), a Delaware corporation incorporated on October 17, 2003, is a wholly owned subsidiary of Numis Securities Limited ("the Parent"). The Company commenced its operations on October 23, 2003, and received its license from the Securities and Exchange Commission (the "SEC") on February 18, 2004. The Parent is in the investment banking and institutional stock-brokerage business, and is a wholly owned trading subsidiary of Numis Corporation Plc ("Plc"). Plc is a listed United Kingdom stock company traded on the Alternative Investment Market of the London Stock Exchange ("LSE").

The Company is a broker-dealer registered with the SEC and a member of the National Association of Securities Dealers, Inc. The Company was established to provide securities brokerage services to United States customers trading in United Kingdom securities.

2. Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Cash
Cash represents unrestricted cash held with one major financial institution. As of September 30, 2006, the cash held at banks exceeded the Federal Deposit Insurance Company (FDIC) insurance limits. The Company does not expect non-performance by the bank.

Fixed Assets
Fixed assets consist of office equipment, furniture, technology equipment, and leasehold improvements stated at cost, less accumulated depreciation and amortization.

Receivables from and Deposits with Broker
Receivables from and deposits with broker represent cash balances on deposit with and commissions and interest receivable from the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to pay the balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the balance is short-term and bears interest at prevailing short-term rates.

Foreign Exchange Transactions
The Company's reporting and functional currency is the U.S. dollar. The Company's assets and liabilities denominated in a foreign currency are translated using exchange rates at the end of the year.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109"). Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to amounts that more likely than not will not be realized.

Use of Estimates and Indemnifications
The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. These estimates and assumptions are based on judgment and available information, and, consequently, actual results could be materially different from these estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

Share-Based Compensation
Certain employees of the Company are permitted to participate in Plc's Restricted Stock Plan for Employees of Numis Securities Inc. ("the Plan"). The Plan is accounted for in accordance with Statement of Financial Accounting Standards No. 123R ("SFAS 123R"), "Share-Based payment." SFAS 123R requires companies to recognize expense for stock-based compensation in the statement of operations. The Company has recorded compensation expense on a straight-line basis over the vesting period of the awards. The resulting liability is included in Payable to Parent on the Statement of Financial Condition.

3. Fixed Assets

As of September 30, 2006, fixed assets consisted of the following:

Furniture, fixtures and leasehold improvements	$ 92,999
Technology equipment	142,712
	235,711
Accumulated depreciation and amortization	(68,109)
Fixed assets, net	$ 167,602

The Company is obligated under a noncancelable lease for office space which expires on July 30, 2009. The lease is subject to a master lease agreement which could be cancelled at any time.

Minimum future annual rental commitments under the noncancelable operating lease are as follows:

Year ending	
September 30, 2007	$ 114,902
September 30, 2008	118,349
September 30, 2009	80,862
	$ 314,113

4. Related Party Transactions

The primary business of the Company is to act as agent for the Parent's clients and the Parent receives a service fee for each transaction. For the year ended September 30, 2006, the intercompany service fee expense under such agreement was $294,374. Of this amount, $243,172 is included as payable to Parent in the accompanying statement of financial condition. For the year ended September 30, 2006, the Parent converted its right to receive $100,000 of this reimbursement and effected a contribution to the Company's additional paid in capital.

The Company has evaluated its ability to meet future operating expenses, cash needs and anticipated regulatory capital requirements to ensure its business operations can continue without interruption. Based on this evaluation, Plc has undertaken to provide additional funding as may, from time to time, be required in the form of cash capital contributions up to a maximum of $5,000,000 through January 26, 2008. Such amount is considered to be sufficient by management of the Company to meet both regulatory/or business requirements of the Company for such period.

On December 15, 2006, in connection with the above agreement, Plc contributed additional capital of $715,000.

5. Clearing Fee Agreement

The Company has an agreement with its clearing broker. As part of the agreement, the Company maintains a deposit account with the clearing broker and is subject to certain termination fees in the event the agreement is terminated by either party without cause upon ninety days prior notice. The termination fee is defined in the agreement as a reasonable and documentable amount agreed upon by both parties. The Company does not intend to terminate the agreement during this period, and as such has not recognized any liability or expense related thereto.

6. Income Taxes

At September 30, 2006, the Company has recorded a deferred tax asset of $1,552,975. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such asset will not be realized in future years. Accordingly, a valuation allowance of $1,552,975 has been recorded against the deferred tax asset in accordance with the realization criteria established by SFAS 109. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Due to the Company's limited operating history, evaluation of the Company's ability to generate future taxable income is not reasonably possible.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At September 30, 2006, the Company had net capital of $954,794, which exceeded the amount required by $925,189. The ratio of aggregate indebtedness to net capital was .47 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of this rule.

8. Restricted Stock Plan

During the year ended September 30, 2006, the Company's board of directors approved the Plan. Under the terms of the Plan, selected employees are awarded a share purchase option on Plc stock, which is priced at the Plc closing price on the LSE on the grant date, and such option expires 30 days after grant date. If an employee exercises this option, the employee is then granted an option on Plc stock on a like number of shares, where the exercise price is based on that days closing price on the LSE and this additional share purchase option ("the matching shares") has a 5 year vesting period. The matching shares vest on the fifth anniversary of the date purchased or on a pro-rata basis in the event of involuntary termination. Unvested matching shares are forfeited in the event of voluntary termination or termination for cause.

Under the terms of the Plan, employees purchasing shares may finance the purchase with a loan from Plc with repayments, including interest, made annually for five years. In the event of non-payment, matching shares are forfeited.

As of September 30, 2006, 42,947 matching shares have been offered and issued under the Plan, with an exercise price of $4.76.



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Stockholder and
Board of Directors of Numis Securities, Inc.:

In planning and performing our audit of the financial statements of Numis Securities, Inc. (the "Company") as of and for the year ended September 30, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the



preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following deficiency regarding a control activity and its operation that we consider to be material weaknesses as defined above. This control deficiency was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Numis Securities, Inc. as of and for the year ended September 30, 2006, and this report does not affect our report thereon dated January 24, 2007.

As of September 30, 2006, the Company did not maintain effective internal control over its accounting for stock based compensation. Specifically, the Company failed to maintain effective controls over the completeness, accuracy and valuation of its stock based compensation in accordance with accounting principles generally accepted in the United States of America. This internal control deficiency resulted in an audit adjustment to the Company's 2006 financial statements. In addition, this control deficiency could result in a material misstatement of compensation expense and payable to parent that would result in a material misstatement of the Company's financial statements that would not be prevented or detected. Accordingly, we have concluded this control deficiency constitutes a material weakness.

PRICEWATERHOUSECOOPERS

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the SEC's objectives except as follows. We consider the aforementioned deficiency regarding the Company's accounting for stock based compensation to be a material inadequacy. This material inadequacy was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Numis Securities, Inc. as of and for the year ended September 30, 2006, and this report does not affect our report thereon dated January 24, 2007.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 24, 2007

END